UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101. Information to be Included in Statements Filed Pursuant to
§ 240.13d-1(a) and Amendments Thereto Filed Pursuant to § 240.13d-2(a))
Under the Securities Exchange Act of 1934*

Chartered Semiconductor Manufacturing Ltd.
(Name of Issuer)

Ordinary Shares, including Ordinary Shares represented by American Depositary Shares (each representing ten Ordinary Shares)
(Title of Class of Securities)

16133R106
(CUSIP Number)

Lena Chia, Director Singapore Technologies Semiconductors Pte Ltd 60B Orchard Road, #06-18 Tower 2 The Atrium @Orchard Singapore 238891 Telephone: (65) 6890-6968
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
Copies to:
William F. Barron
Davis Polk & Wardwell
The Hong Kong Club Building
3A Chater Road, Hong Kong
Telephone: (852) 2533-3300

April 15, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box.   ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 16133R106
1.	Names of Reporting Persons. Singapore Technologies Semiconductors Pte Ltd
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 5,867,526,883
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 5,867,526,883
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,867,526,883
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 62.3%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 16133R106
1.	Names of Reporting Persons. Temasek Holdings (Private) Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 5,867,526,883
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 5,867,526,883
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,867,526,883
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 62.3%
14.	Type of Reporting Person (See Instructions) CO and HC

Item 1.  Security and Issuer

This statement on Schedule 13D relates to the ordinary shares (CUSIP No. 16133R106) (the “Ordinary Shares”), including Ordinary Shares represented by American Depositary Shares (each representing ten Ordinary Shares) (the “ADSs”) of Chartered Semiconductor Manufacturing Ltd., a company organized and existing under the laws of the Republic of Singapore (the “Company”). The address of the Company’s principal executive offices is 60 Woodlands Industrial Park D, Street 2, Singapore 738406.

Item 2.  Identity and Background

This statement is being filed by Singapore Technologies Semiconductors Pte Ltd (“STSPL”) and Temasek Holdings (Private) Limited (“Temasek,” and together with STSPL, the “Reporting Persons”).

STSPL is an investment holding company organized and existing under the laws of the Republic of Singapore and a wholly-owned subsidiary of Temasek. STSPL’s principal business address is 60B Orchard Road, #06-18 Tower 2, The Atrium@Orchard, Singapore 238891. Information regarding the executive officers and directors of STSPL is set forth in Exhibit 99.1 hereto, and is incorporated by reference.

Temasek is an investment holding company organized and existing under the laws of the Republic of Singapore. Temasek’s sole shareholder is the Minister for Finance (Incorporated) of Singapore. Temasek’s principal business address is 60B Orchard Road, #06-18 Tower 2, The Atrium@Orchard, Singapore 238891. Information regarding the executive officers and directors of Temasek is also set forth in Exhibit 99.1 hereto, and is incorporated by reference.

During the last five years, none of STSPL or Temasek, or, to the knowledge of STSPL and Temasek, any of the persons listed as directors or executive officers of STSPL or Temasek in Exhibit 99.1 hereto, respectively, has been convicted in a criminal proceeding, excluding traffic violations and similar misdemeanors.

During the last five years, none of STSPL or Temasek, or, to the knowledge of STSPL and Temasek, any of the persons listed as directors or executive officers of STSPL or Temasek in Exhibit 99.1 hereto, respectively, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

STSPL funded the purchases of Ordinary Shares described in Item 5(c) below (the “Purchase Shares”) using borrowings from Temasek. Temasek used working capital to extend such funds to STSPL. The aggregate purchase price for the Purchase Shares acquired by STSPL is approximately S$305.0 million (or US$ 197.4 million)1.

Item 4.  Purpose of Transaction

The Purchase Shares were acquired in connection with the rights offering (the “Rights Offering”) of the Company announced on March 9, 2009 under the terms set forth in the Prospectus Supplement (the “Prospectus Supplement”) filed with SEC by the Company on March 11, 2009.  Prior to the Rights Offering, STSPL was a major shareholder of the Company, owning approximately 59.4% of its then outstanding Ordinary Shares.

The Prospectus Supplement indicates that the Company proceeded with the Rights Offering for the following reasons: the crisis in the financial markets and deteriorating economic conditions globally had adversely impacted many industries, including the semiconductor and foundry industries. It was uncertain how long the downturn would persist and if the situation would worsen in the coming months. In addition, the volatility in the credit markets had

1 For purposes of this Schedule 13D, the U.S. dollar amounts are provided for information purpose only. The exchange rate of $1.5454=US$1.00 is applied for the conversion between Singapore dollar and U.S. dollar, which is the exchange rate reported by Bloomberg L.P. on March 6, 2009 and the exchange rate applied in the Prospectus Supplement (as defined below).

resulted in uncertainty in the availability of credit on reasonable terms. Hence, the Company believed that a pro-active and prudent approach to managing its capital resources was critical to its business. While the Company continued to believe that its cash on hand, existing working capital, planned use of existing credit facilities, credit terms with its vendors, and projected cash flows from operations would be sufficient to meet its capital and research and development, or R&D, expenditures, debt service obligations, investment and current liquidity needs for at least the next twelve months, the Company proceeded with the Rights Offering to strengthen its capital position, and provide itself with additional liquidity to manage its maturing indebtedness, fund planned and future capital expenditures and for general corporate purposes. The Company expected that the Rights Offering would also improve its debt to equity leverage ratios and further support it in executing its technology roadmap as well as long-term strategy of planned growth. The Company also believed its strengthened capital position would preserve the confidence and commitment of its customer base towards the Company. After evaluating several potential options, the Company determined that the Rights Offering would be the best option for it and its shareholders given the current economic environment.

To support the Rights Offering as a major shareholder of the Company, STSPL (i) entered into an Irrevocable Undertaking with the Company and joint underwriters of the Rights Offering (the “Joint Underwriters”) on March 9, 2009, pursuant to which STSPL undertook to exercise all of its rights to subscribe for 4,077,877,184 new Ordinary Shares, which represented its pro rata portion, or approximately 59.4%, of the total number of new Ordinary Shares the Company issued in the Rights Offering; and (ii) entered into a Standby Purchase Agreement (the “Standby Purchase Agreement”) with the Joint Underwriters on March 9, 2009, pursuant to which STSPL agreed to act as a standby purchaser and purchase up to 6,182,933,575 new Ordinary Shares, representing approximately 90.0% of the total number of new Ordinary Shares offered for subscription in the Rights Offering (STSPL’s standby purchase commitment would be reduced by the number of Ordinary Shares subscribed for by it pursuant to the exercise of its pro rata entitlement and any excess rights shares that it acquired).

Each Reporting Person may conduct ongoing evaluations, at any time and from time to time, of (a) its business and liquidity objectives, (b) the Company’s financial condition, business, operations, competitive position, prospects and/or share price, (c) industry, economic and/or securities markets conditions, (d) alternative investment opportunities, and (e) other relevant factors.  As a result of such evaluation and other factors, each Reporting Person may (in each case, subject to any applicable restrictions under law or contract), at any time and from time to time, (i) (a) purchase or otherwise acquire additional Ordinary Shares or other securities of the Company, or instruments convertible into or exercisable for any such securities (collectively, “Company Securities”), in the open market, in privately negotiated transactions or otherwise, including by way of proposing either to the Company or its shareholders an offer to acquire all the remaining stock in the Company not owned by it and/or (b) sell, transfer or otherwise dispose of Company Securities in public or private transactions, and/or (ii) acquire or write options contracts, or enter into derivatives or hedging transactions, relating to Company Securities, and/or (iii) encourage (including, without limitation, through communications with directors, management, and existing or prospective security holders, investors or lenders, of the Company, existing or potential strategic partners, industry analysts and other investment and financing professionals) the Company to consider or explore (a) sales, transfers or acquisitions of assets or businesses, or extraordinary corporate transactions, such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries (including transactions in which affiliates of the Reporting Persons may be proposed as acquirers or as a source of financing), (b) changing the present board of directors or management, including changing the number or term of directors or to fill any existing vacancies on the board, (c) changes in the present capitalization or dividend policy of the Company, (d) changing the Company’s charter, bylaws or similar organizational instruments or taking other actions which may impede the acquisition of control of the Company by any person, (e) causing a class of the Company’s securities to be delisted from a national securities exchange or to become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act, or (f) other changes to the Company’s business or structure.

Except as described above, the Reporting Persons currently have no plans or proposals which relate to or would result in any of the actions enumerated in paragraphs (a) through (j) of Item 4 of the form of Schedule 13D promulgated under the Exchange Act.

Item 5.  Interest in Securities of the Issuer

(a)  STSPL beneficially owns 5,867,526,883 Ordinary Shares, which constitutes 62.3% of the issued Ordinary Shares. This figure includes the 1,510,324,883 Ordinary Shares owned by STSPL as of March 9, 2009, the date of the announcement of the Rights Offering.  STSPL does not beneficially own any Ordinary Shares represented by ADSs.

By virtue of its ownership of 100% of STSPL, Temasek could be deemed to share beneficial ownership of the 5,867,526,883 Ordinary Shares beneficially owned by STSPL, representing 62.3% of the issued Ordinary Shares. Temasek does not beneficially own any Ordinary Shares represented by ADSs.

All calculations of percentages of Ordinary Shares herein are based on information set forth in the Prospectus Supplement.

(b)  STSPL and, by virtue of its ownership of 100% of STSPL, Temasek share the power to vote or direct the vote of, and the power to dispose or direct the disposition of, all the Ordinary Shares that are owned by STSPL.

(c)  In connection with the Rights Offering,

(i) on March 18, 2009, STSPL received 27 Ordinary Share rights for every 10 Ordinary Shares it owned as of 5:00 p.m. Singapore time, 5:00 a.m. New York time, on March 18, 2009;

(ii) on April 6, 2009, STSPL submitted an application to exercise all of its pro rata entitlement under the Rights Offering and subscribed for 4,077,877,184 new Ordinary Shares, at $0.07 per new Ordinary Share, for an aggregate amount of approximately S$285.5 million (or US$184.7 million);

(iii) on April 6, 2009, STSPL submitted an application to subscribe for, in respect of excess shares under the Rights Offering, 2,105,056,391 new Ordinary Shares out of which STSPL was allocated 279,324,816 new Ordinary Shares, at $0.07 per new Ordinary Share, for an aggregate amount of approximately S$19.6 million (or US$12.7 million);

(iv) on April 15, 2009, STSPL received 4,357,202,000 new Ordinary Shares as a result of its subscriptions described in (ii) and (iii) above; and

(v) STSPL did not acquire any new Ordinary Shares from the Joint Underwriters pursuant to the Standby Purchase Agreement.

Following the completion of the Rights Offering, STSPL acquired a total of 4,357,202,000 new Ordinary Shares issued under the Rights Offering, bringing the total of Ordinary Shares owned by STSPL to 5,867,526,883 shares, or 62.3%.

(d)  The Reporting Persons are not aware of any other person with the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the shares of Ordinary Shares beneficially owned by the Reporting Persons.

(e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between STSPL or Temasek or any person listed on Exhibit 99.1 hereto, and any person with respect to the securities of the Company, including but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

Item 7.  Material to be Filed as Exhibits

Exhibit 99.1: Information Concerning Directors and Executive Officers of STSPL and Temasek

Exhibit 99.2: Joint Filing Agreement, dated as of April 24, 2009, between STSPL and Temasek

 SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Singapore Technologies Semiconductors Pte Ltd

By:	/s/ Lena Chia Yue Joo
	Name:	Lena Chia Yue Joo
	Title:	Director
	Date:	April 24, 2009

Temasek Holdings (Private) Limited

By:	/s/ Lena Chia Yue Joo
	Name:	Lena Chia Yue Joo
	Title:	Managing Director, Legal & Regulations
	Date:	April 24, 2009